Exhibit 99.34

GREENBROOK TMS INCLUDED IN FIRST

PSYCHEDELICS-FOCUSED EXCHANGE TRADED FUND

January 27, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”) is pleased to announce that it is one of seventeen companies in the U.S. and Canada that will be included in the world’s first psychedelics focused exchange traded fund, which is managed by Horizons ETFs Management (Canada) Inc.

The Horizons Psychedelic Stock Index ETF index started trading on Wednesday, January 27, 2021 on the NEO Exchange under the ticker symbol “PSYK”, and will be using the North American Psychedelics Index (the “Index”) as its market index. The Index includes companies that are listed on regulated stock exchanges in the U.S. and/or Canada and are involved in the research and development of psychedelic medicines, production and/or supply of psychedelic medicines, or companies that are part of the supply chain for, or a distributor of, psychedelics.

“We are pleased to be included in the world’s first psychedelics-focused ETF,” said Bill Leonard, Greenbrook’s President and Chief Executive Officer. “Greenbrook has always been committed to bringing evidenced-based treatments to our patients suffering from depression, as demonstrated by the recent launch of our esketamine nasal spray pilot program. We are excited by the potential to make other new psychedelic compound based therapeutic options available to our patients, building on our long-term business plan of utilizing our Greenbrook TMS treatment centers as platforms for the delivery of innovative treatments to patients suffering from depression and other mental health disorders.”

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operational performance, and the potential for delivery of new psychedelic compound based therapeutic options, constitute forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.